
April 4, 2006

Via Facsimile at (617) 523-1231 and U.S. Mail

William Pratt Mayer, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109

>   **Re: Camden National Corporation
>   Schedule TO-I filed March 24, 2006
>   File No. 5-58581**

Dear Mr. Mayer:

    We have reviewed the above-referenced filing and have the following comments:

Schedule TO

Determination of Validity, page 23

1.   We refer to the third sentence of this section. In the event you waive a condition, you must waive it for all stockholders. Please revise accordingly.

Conditions to the Offer, page 25

2.   We note that you reserve the right to terminate the offer in the event a condition is triggered "regardless of the circumstances giving rise to the event." Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please revise your disclosure accordingly.

3.   We refer to subpart (iii)(e) and subpart(iv). It appears that these conditions address the same issues. Please revise to clarify how subpart (iii)(e) differs from subpart (iv).

4.   We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please

confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

5.   We note your statement that any determination you make will "be final and binding." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of competent jurisdiction are generally considered final and binding in such matters.

United States Federal Income Tax Consequences, page 36

6.   Please delete the statement that your discussion "is for general information only." We believe this statement might suggest that security holders may not rely on the description of material tax consequences included in the offering document.

Closing Comments

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Office of Mergers
and Acquisitions